Exhibit 99.1

Skillful Craftsman to Acquire Controlling Interest of Major Flexible Staffing Platform in Jiangsu Province to Expand Online Business Presence Domestically

WUXI, China, January 28, 2022 /PRNewswire/ -- Skillful Craftsman Education Technology Ltd. (the “Company”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, announced that on January 28, 2022 the Company entered into an equity transfer agreement (the “Agreement”) with certain shareholders of Wuxi Talent Home Information Technology Co., Ltd. (“WTH”), one of the largest flexible staffing platforms in Jiangsu Province, to acquire 60% equity interest of WTH. Pursuant to the Agreement, the Company agrees acquire the equity interest of WTH for a consideration consisting of RMB15 million (approximately US$2.36 million) in cash and 791,667 newly issued ordinary shares of the Company. This acquisition is expected to expand the Company’s online business presence and vocational training business, and provide the Company with a strong foothold in the regional flexible staffing market. The transaction has been unanimously approved by the Company’s board of directors and is expected to close by February 28, 2022.

Mr. Xiaofeng Gao, Chairman and Co-CEO of Skillful Craftsman, commented, “We are excited about the continued collaboration with WTH since our strategic partnership in August 2021. The vocational education and flexible staffing markets demonstrate a continuous strong trend as the Chinese government issued a set of guidelines on promoting the high-quality development of vocational education in 2021, and the flexible staffing market in China was about RMB648 billion in 2020, and will grow at a compound annual growth rate of 25% from 2020 to 2025, according to a research report by iResearch. This acquisition represents another critical milestone in fueling the Company’s next stage of development in the growing markets. With WTH’s expertise and resource, we will have access to the flexible staffing market and expand our ability to deliver high-quality vocational education services. Talents and employers on the platform of WTH will benefit from our vocational training courses as well. The acquisition of the controlling equity interest of WTH will also provide the Company with a solid foundation for our planned in-depth cooperation strategy with offline colleges and universities. We believe that we can generate significant revenue and create greater value for our shareholders through this acquisition. We look forward to working with WTH in leading the development and growth in the flexible staffing market.”

About Wuxi Talent Home Information Technology Co., Ltd.

Founded in 2007, WTH is one of the first third-party part-time service platforms with a crowdsourcing model in China. WTH has developed a stable API technology platform with employment-related work injury insurance, electronic contract signing, background check, and learning platforms to provide flexible workers with employment management, social insurance, and salary optimization services. Leveraging the advantages of mobile internet and big data technology, WTH concentrates human resources on matching the needs of employers and helps talents secure employment opportunities. WTH has an independent technology team and owns several intellectual property rights.

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: http://ir.kingwayup.com/.

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to improve launch and leverage new technologies and cooperative relationships or anticipate market demand in a timely or cost-effective manner, and those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in our Annual Report on Form 20-F. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com